Arconic Inc. 390 Park Avenue New York, NY 10022-4608 USA

June 26, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention: Kevin Stertzel

Re:	Arconic Inc. Form 10-K for the year ended December 31, 2017 Filed February 26, 2018 Form 10-Q for the period ended March 31, 2018 Filed May 1, 2018
Form 8-K filed on April 30, 2018 File No. 001-03610

Dear Mr. Stertzel:

This letter is a request for additional time to respond to the comment letter dated June 20, 2018 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission relating to Arconic Inc.’s filings as noted above.

We are requesting an extension because the employees who are preparing the response are the same as those who are actively engaged in closing the books for the second quarter ended June 30, 2018. We intend to submit our response to the Comment Letter to you on or before July 13, 2018.

If you have any questions with respect to the foregoing, please contact me at (412) 553-4360.

Sincerely,

/s/ Paul Myron
Paul Myron
Vice President and Controller